Exhibit 99.1

SPI Energy Closes Previously Announced $35.0 million Registered Direct Offering

SANTA CLARA, CA / ACCESSWIRE / December 7, 2020 / SPI Energy Co., Ltd., (NASDAQ:SPI) (the "Company", “we” or “SPI”), a global renewable energy company and provider of photovoltaic (PV) and electric vehicle (EV) solutions for business, residential, government, logistics and utility customers and investors, announced today the closing on December 7, 2020 of its previously announced registered direct offering of approximately 3.5 million ordinary shares and warrants to purchase approximately 3.5 million ordinary shares, at a purchase price of $10.02 per share and corresponding warrant, for gross proceeds of approximately $35.0 million. The warrants are exercisable immediately upon the date of issuance and have an exercise price of $10.50. The warrants will expire 5 years from the date of issuance.

Maxim Group LLC (“Maxim”) acted as the lead placement agent, and Roth Capital Partners and Kingswood Capital Markets, division of Benchmark Investments, Inc. acted as the co-placement agents in connection with this offering.

The securities described above were offered by the Company pursuant to a shelf registration statement on Form F-3 filed with the Securities and Exchange Commission (the “SEC”), dated August 3, 2020, as amended on September 28, 2020 and declared effective on September 30, 2020. A prospectus supplement related to the offering has been filed with the SEC and is available on the SEC’s website at http://www.sec.gov. Copies of the prospectus supplement relating to the offering may be obtained, when available, by contacting: Maxim Group LLC, 405 Lexington Avenue, 2nd Floor, New York, NY 10174, by telephone: at (212) 895-3500.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of, these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of such state or jurisdiction.

About SPI Energy

SPI Energy Co., Ltd. (SPI) is a global renewable energy company and provider of photovoltaic (PV) and electric vehicle (EV) solutions for business, residential, government, logistics and utility customers and investors. The Company provides a full spectrum of EPC services to third-party project developers, as well as develops, owns and operates solar projects that sell electricity to the grid in multiple countries, including the U.S., the U.K., Greece, Japan and Italy. The Company has its US headquarters in Santa Clara, California and maintains global operations in Asia, Europe, North America and Australia. SPI is also targeting strategic investment opportunities in green industries such as battery storage and charging stations, leveraging the Company's expertise and growing base of cash flow from solar projects and funding development of projects in agriculture and other markets with significant growth potential.

For more information on SPI Energy and its subsidiaries, the Company recommends that stockholders, investors and any other interested parties read the Company's public filings and press releases available under the Investor Relations section at www.SPIgroups.com or available at www.sec.gov.

Forward-Looking Statements

This press release contains forward-looking statements, as that term is defined in the Private Litigation Reform Act of 1995, that involve significant risks and uncertainties. Forward-looking statements can be identified through the use of words such as may," "might," "will," "intend," "should," "could," "can," "would," "continue," "expect," "believe," "anticipate," "estimate," "predict," "outlook," "potential," "plan," "seek," and similar expressions and variations or the negatives of these terms or other comparable terminology. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect the Company's current expectations and speak only as of the date of this release. Actual results may differ materially from the Company's current expectations depending upon a number of factors. These factors include, among others, the coronavirus (COVID-19) and the effects of the outbreak and actions taken in connection therewith, adverse changes in general economic and market conditions, competitive factors including but not limited to pricing pressures and new product introductions, uncertainty of customer acceptance of new product offerings and market changes, risks associated with managing the growth of the business, and those other risks and uncertainties that are described in the "Risk Factors" section of the Company's annual report filed on Form 20-F filed with the Securities and Exchange Commission. Except as required by law, the Company does not undertake any responsibility to revise or update any forward-looking statements.

Contact

SPI Energy Co., Ltd.

IR Department

Email: ir@spigroups.com

Dave Gentry

RedChipCompanies, Inc.

Phone:(407) 491-4498

dave@redchip.com